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                                                                    Exhibit 4.10

                           MANAGING DIRECTOR AGREEMENT


                                 by and between


           DIAGEN Institute for Molecular Biological Diagnostics GmbH,
                        Eichenwand 15, 4000 Dusseldorf 12
                      Represented by the Board of Directors

                        - hereinafter DIAGEN or Company-

                                       and

                                Dr. Metin Colpan


                        - hereinafter Managing Director -

The following managing director agreement is concluded between the parties effective July 7, 1985:

                                    Article 1
                           Function and Authorization

(1) Dr. Colpan shall assume the responsibility of Managing Director based on the November 29, 1984 resolution. The rights and obligations of Dr. Colpan as Managing Director of DIAGEN are determined in accordance with this agreement by the company agreement, supplementary legal regulations and company rules and regulations.

     (2) Dr. Colpan shall represent the company in cooperation with another Managing Director or Proxy. He is, to the extent simultaneously a Partner and Managing Director, released form the restrictions of self-dealing according to (S) 181 BGB.

     (3) Dr. Colpan is obligated to follow the instructions of the Shareholders' Meeting and Board of Directors. This applies to general regulations with regard to managing the company as well as to the Company Rules and Regulations which indicates the boundaries of management authority and responsibility as well as the list of

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     activities needing the approval provided in the latest effective version of the Shareholder Agreement including any prospective changes to it.

                                    Article 2
                         Job Description and Management

(1) The activities incumbent upon Dr. Colpan shall be those assigned by organizational chart according to resolution of the Board of Directors. He performs his responsibilities in cooperation with another Managing Director. This applies especially in the case of such business which must be submitted to all of the Directors for approval in accordance with the Company Rules and Regulations.

(2) Dr. Colpan shall manage the company with the care and prudence of an ordinary business man and perform the tasks assigned to him during his activities conscientiously and to the best of his abilities, to safeguard and promote the employer's interests in every respect and to dedicate all his activities and their consequences to exclusively to DIAGEN, to the extent not expressly determined otherwise by the company. Ancillary employment - also advisory, expert or of a similar nature -, such as the acceptance of positions on advisory committees, supervisory boards, boards of directors, chambers of commerce and other committee associations, etc., shall only be permissible if express prior consent may be obtained from the Supervisory Board.

(3) Dr. Colpan shall inform his Co-Managing Director and the Supervisory Board, if necessary, about all activities which may be of interest. The above applies also to observations and information outside of his own direct area of responsibility.

                                    Article 3
                           Trade and Business Secrets

(1) Dr. Colpan is obligated to maintain total and absolute secrecy on all confidential matters and activities, in particular on business and operational secrets, that he obtains knowledge of within the framework of his activities during his employment as well as after his leaving the employment relationship including knowledge of program systems, company and operating equipment and procedures, production and sales figures for the group of associated companies, especially with respect to customer lists, marketing plans, business documents, sketches, specifications, methods, process techniques, business practices, formulas, business, personal and financial data, data base, product/ processing specifications and drawings, test ledgers and instructions, internal reports, planned research initiatives, recycling plans, public funding, and all other documents and information related to the conditions of the company, associated companies and persons, business partners, employees and similar persons. The secrecy obligation shall also apply to physical objects, especially designs, and includes the obligation not to publish or share such information and prevent the publishing or sharing of such information by other persons. The obligations shall not be applicable to the extent that such information

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     has been or shall be published without the knowledge and consent of Dr.
     Colpan or to the extent that exchange of information or materials with third parties seems well understood to be in the interest of the company. The obligation of secrecy extend beyond the parameters of the contractual relationship. It is applicable not only in relationship to any external third parties but also DIAGEN employees and subcontractors to the extent the latter are not unquestionably authorized to receive such information by way of their official activities.

(2) The special regulations defining penalties for violation of business and trade secrets according to (S)17 of the law against unfair competition are familiar to Dr. Colpan.

                                    Article 4
                   Operating Results and Creative Developments

(1) Rights to inventions or other technical improvements which Dr. Colpan develops or acquires during his employment as Managing Director of the company or in connection with his activities for the company belong to the company. Dr. Colpan shall with this agreement assign all corresponding rights to DIAGEN.

(2) The company is in this regard not obligated to provide any additional compensation. The law on employer rights in employee inventions is not applicable since Dr. Colpan's activities do not fall within the definitions of employee.

(3) Dr. Colpan shall assign DIAGEN the exclusive use of all patented rights in his possession whether in connection with his current activities, based on his prior experience and employment with the company or produced by the company itself.

(4) Dr. Colpan is obligated to offer DIAGEN the use of any inventions or technical improvements he has developed not included in the Article 1 description. If DIAGEN chooses to use these inventions or technical improvements, Dr. Colpan shall receive appropriate compensation.

(5) Dr. Colpan promises to keep the company informed of details in connection with inventions, technical improvements, and gained independent know-how with regard to the meaning of patentable and non-patentable inventions improvements, etc., for example, knowledge obtained through conversations with experts.

                                    Article 5
                             Anti-Competition Clause

(1) For the duration of this agreement, Dr. Colpan is not permitted to engage in activities for a company resembling the DIAGEN Group or which could potentially compete with the DIAGEN Group either on his own or for a third-party, independently or dependently. This prohibition applies to any activity including advising or promoting such a company in another way, notwithstanding whether the activity is performed temporarily or only occasionally.

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This above described anti-competition clause applies in Germany and extends beyond the termination of the contractual relationship for a period of one year. To the extent the effectiveness of competing offers shall be dependent on payment of compensation, DIAGEN promises to pay the legally defined minimum compensation according to legal regulations and jurisdictional principles. Dr. Colpan is, in the case of mandatory compensation, obligated to communicate information relating to which company he is engaged by and the amount of compensation received. DIAGEN shall be permitted to withdraw this post-contractual anti-competition clause at any time prior to the ending of this agreement in writing.

                                    Article 6
                                  Compensation

(1) Dr. Colpan shall be compensated for his activities by a fixed annual gross amount of DM 104,000.-- payable in accordance with legally prescribed deductions in 12 monthly equal amounts of DM 8,000.-- retroactively at the end of every month and a 13th salary in the amount of DM 8,000.--with the November salary. In addition to the annual gross salary, Dr. Colpan shall receive holiday pay in the amount of 25% of the gross monthly salary consequently at the moment DM 2,000.--.

(2) Furthermore, Dr. Colpan shall be entitled to receive an appropriate, results-contingent share of profits, the amount of which shall be recommended by the Board of Directors during its approval of the annual report. The bonus shall be received within two weeks of Board Approval.

(3) According to the provisions on compensation according to Articles 6.1 and 6.2, the entire Managing Director activity by Dr. Colpan including responsibility for subsidiaries, participating investments or other companies. To the extent that Dr. Colpan receives direct compensation for such mandate from the companies concerned, shall this compensation be treated in accordance with this agreement and charged to the bonus to the extent not agreed otherwise.

(4) If Dr. Colpan is prevented from performing his duties because of disability due to illness or accident that is not his fault, he shall not lose his claim to fixed compensation for the period of his inability to work up to the end of the sixth full month following the onset of his inability to work. Third party payments such as shall be received from liability claims, health insurance, etc. shall be used by the company to make up the net salary Dr. Colpan would have received should he have been able to work.

                                    Article 7
                      Other Compensation and Reimbursement

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(1)  The Employee will be provided with a midrange business vehicle which he may also use for private use. The monetary value of private vehicle use subject to income tax in conformity with tax regulations and chargeable to the Employee is taken into account in the payment of remuneration indicated in
     Article 6.1.

(2) DIAGEN shall include Dr. Colpan in the existing group accident insurance which cover all risks of accidents, also those apart from the workplace. The insurance amount in the event of death shall be DM 50,000.00, in the event of disability, DM 200,000.00. Beneficiary from the insurance shall be Dr. Colpan or the person he designates. The insurance premium shall be treated as compensation according to 6.1 above and so allocated.

(3) Lodging and travel expenses including the costs of overnight stays and other expenditures in the interests of the company shall be reimbursed to Dr. Colpan within appropriate limits. Guidelines for reimbursement claims shall be explicitly followed in the case that expenditures related to publicly subsidized projects. The expenditures shall be individually documented according to tax requirements to the extent not deducted as a lump sum for tax purposes.

                                    Article 8
                                    Vacation

(1)  Dr. Colpan shall be entitled to an annual vacation of 25 workdays.

(2) Vacation date shall be determined in consultation with the Co-Managing Director, if needed with the assistance of the Chairman of the Board of Directors, demonstrating appropriate consideration for the functional concerns of the company.

(3) Any vacation not taken shall be forfeited on March 31 of the subsequent year. A claim for compensation may not be rendered legal enforceable on fundamental grounds.

                                    Article 9
              Duration and Termination of the Employment Agreement

(1) The employment agreement is concluded for an indeterminate time period and enters into effect on July 1, 1985.

(2) The employment agreement may be terminated by either party at the end of each calendar half-year, with six months notice, at the earliest, however, June 30, 1990. In cases of doubt, termination as Managing Director serves simultaneously as termination of the Managing Director Agreement at the next possible date. Termination shall be communicated by registered letter. The company shall be represented by the Board of Directors in the case of termination notwithstanding which party has initiated the request unless not legally permissible.

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(3)  The right to terminate this agreement for serious cause shall remain unaffected. An important reason for the company is represented by violation of essential provisions of the agreement or of restrictions imposed on inner relations or if the Managing Director leaves prior to March 31, 1990.

(4) The employment relationship shall end without notice at the expiration of the month in which Dr. Colpan reaches age 65, or in case of a prolonged inability to work which shall be conclusively determined through medical evaluation performed by a doctor which the company selects.

                                   Article 10
                                   Termination

(1) In the case of termination of the contractual relationship, Dr. Colpan shall be released from his responsibilities under the terms of this agreement independent of the effectiveness of the termination subject to the satisfying of other commitments and his legal rights.

(2) At the time of termination of the agreement, in the case of release at this date, Dr. Colpan shall return business and personal documents related to operating procedures of DIAGEN or associated companies, other materials including photocopies, duplicates, extracts, as well as any other types of copies or recorded information without needing to be requested by the company; all documents related to the company no matter what format remain sole possession of the company. With regard to a business vehicle provided by the company, at any time between notice of termination and expiration of the agreement, the company may decide upon return of the vehicle with appropriate financial remuneration to be made to compensate the loss of private vehicle use.

(3) At the request of the company, as soon as notice of termination has been communicated, Dr. Colpan is obligated to cease all mandates for which he is responsible in his capacity as Managing Director or in connection with this post irrespective of which party has submitted the request for termination of the employment relationship.

(4) Dr. Colpan expressly promises to undertake neither direct nor indirect patent registration without offering the company use of the respective discovery for the duration of the employment agreement through its termination. The company promises on its part to maintain strict confidentiality with regard to any communication from Dr. Colpan about such a discovery, to indemnify Dr. Colpan against any damages, particularly in the event that DIAGEN does not use the discovery, and in the event of use, to grant compensation the amount of which shall be dependent upon in what measure the discovery has been based on the preceding activity of DIAGEN.

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                                   Article 11
                               Contractual Penalty

     A serious violation of the agreement by Dr. Colpan, especially against the obligations of secrecy, anti-competition clause, requirement to return all documents by termination of the agreement or the promise to communicate the news of inventions and offer use, etc., also after termination of this agreement, Dr. Colpan shall have to pay a contractual penalty in the amount of one quarter of his annual salary. The contractual penalty shall be incurred at each case of violation. Payment of this penalty is due immediately exclusive of any offset, retention or denial of services on the part of the Managing Director.

(2) The right to assert further damages in the case that penalties have not fully reflected damages incurred by the company or shareholders remains unaffected.

                                   Article 12
                                Final Provisions

(1) This agreement contains all agreements between the parties. The parties have concluded no other agreements with the exception of the ones set forth above. Any amendments to the agreement shall be in writing.

(2) Dr. Colpan declares that he is aware of no grounds for which this agreement shall not be concluded.

(3) Place of performance and legal court of jurisdiction in any dispute arising from this agreements shall be that of the corporate headquarters. To the extent legally permissible, the court of arbitration agreement applies to any dispute concluded between the company and all shareholders in connection with this Managing Director Agreement

(4) If any provision of this contract should be or become ineffective, the legal validity of the remaining provisions shall not be affected thereby. In lieu of the invalid provision, the parties agree to concur on a provision that comes the closest, in economic terms, to the invalid one. The same shall apply in the event of a loophole, or if any individual provisions should be or become impracticable.

Dusseldorf, August 30, 1985

DIAGEN Institute for Molecular Biological Diagnostics
For the Board of Directors:

By: /s/ D. Riesner
    ------------
Chairman of the Supervisory Board

Employee

/s/ Metin Colpan
----------------
Metin Colpan